Exhibit 99.1

Toronto, March 28, 2008	No. 9/08

IAMGOLD REPORTS RECORD OPERATING CASH FLOW IN 2007

All amounts are expressed in US dollars, unless otherwise indicated.

Highlights:
■	Total revenues for the fourth quarter were $194.2 million, up 14% over the prior quarter.
■
Net earnings for the fourth quarter were $8.5 million or $0.03 per share, which include a non cash charge of $5.9 million or $0.02 per share and the non cash impact from, finalizing in the fourth quarter, purchase accounting related to the Cambior acquisition of $10.8 million or $0.04 per share.

■	Adjusted net earnings(1) for 2007 were $57.6 million or $0.20 per share.
■	Record quarterly operating cash flow at $56.6 million; a 90% increase over the third quarter of 2007 (excluding contribution from working interests).
■
Achieved 965,000 ounces of annual production at an average cash cost(2) of $423 per ounce for the year. Attributable gold production was 253,000 ounces for the fourth quarter at an average cash cost(2) of $427 per ounce.

■	Strong cash and gold bullion position of $242.5 million, valuing gold bullion at market.
■	Agreement completed to sell the Sleeping Giant mine on closure.
■	Niobec revenues for the fourth quarter of 2007 were $30.1 million and $107.8 million for the year, and operating cash flow was $16.0 million and $48.9 million respectively in 2007.

Consolidated Financial Results Summary
	Three Months Ended December 31,		Year Ended December 31,
(unaudited)	2007	2006	2007	2006
(in $000’s except where noted)	$	$	$	$
Adjusted net earnings (1)	14,401	10,748	57,568	74,063
Net earnings (loss)	8,498	9,367	(42,060)	72,481
Basic and diluted adjusted net earnings (1) per share	0.05	0.04	0.20	0.40
Basic and diluted net earnings (loss) per share	0.03	0.04	(0.14)	0.39
Operating cash flow	56,627	(4,740)	117,129	75,211
Gold produced (000 oz - IMG share)	253	221	965	642
Cash cost ($/oz - IMG share) (2)	427	367	423	321
Gold Proven and Probable Resources (000 oz - IMG share) (3)			7,975	9,696
Average realized gold price ($/oz)	787	619	693	607
(1)
Adjusted net earnings and adjusted net earnings per share are non-GAAP measures and represents net earnings (loss) without the impairment charge accounted for in 2007. Please refer to Supplemental Information  attached to the MD&A for a reconciliation to GAAP.

(2)	Cash cost per ounce is a non-GAAP measure. Please refer to Supplemental Information attached to the MD&A for a reconciliation to GAAP.
(3)	Refer to detailed information in the reserves and resources section of the IAMGOLD website.

“On completing the integration of acquisitions from 2006, we now have a stronger platform to continue to grow the business”, said Joseph Conway, President and CEO. “We also enhanced our management team with the addition of key senior personnel with international experience and proven track records in the industry.  I am very pleased with the achievement of meeting production and cost targets at a time when many others in the industry have had less success. While we were disappointed with the loss for the year, we delivered a record operating cash flow and we have made significant progress at our operations and most of our development projects. We will continue to focus on progressing our development and exploration projects, meeting production and cost targets and improving our share price performance.”

Financial Results and Position

Adjusted net earnings for 2007 were $57.6 million or $0.20 per share, compared to adjusted net earnings of $74.1 million or $0.39 per share for 2006. Including impairment charges, the net loss for the year was $42.1 million or $0.14 per share compared to net earnings of $72.5 million or $0.39 per share for 2006. During 2007 impairment charges of $93.7 million and $5.9 million were recorded related to the Mupane mine and the Doyon division respectively.  The value of our Mupane mine was recognized as a result of the decline in the cash flows expected to be generated over the life of the mine. Adjusted net earnings before impairment charges is a non-GAAP measure.  Please refer to the supplemental information attached to the MD&A for the summarized calculation and reconciliation to GAAP.

Adjusted net earnings for 2007 were below 2006 as a result of cost pressures and the impact of acquisition purchase accounting. In 2007, the Company successfully completed the transition from non-operator to operator and created the necessary infrastructure to support its multi-national operations. Exploration expenditures increased as a result of the significant opportunities identified within the Company’s portfolio.

Adjusted net earnings for the fourth quarter of 2007 were $14.4 million or $0.05 per share, compared to adjusted net earnings of $10.7 million or $0.04 per share in the fourth quarter of 2006.  The Company’s depreciation expense increased by $3.5 million or $0.01 per share during the quarter due to the finalization of the Cambior purchase equation. The Company was also required to fair value its tax assets and liabilities which resulted in an $7.3 million or $0.02 per share non-cash future tax expense being recorded during the quarter.

Net earnings for the fourth quarter of 2007 were $8.5 million or $0.03 per share, compared to net earnings of $9.4 million or $0.04 per share in the fourth quarter of 2006.  An impairment charge of $5.9 million or $0.02 per share was recorded in the fourth quarter of 2007 related to resource development costs at the Doyon division.

Cash flow from operating activities for the fourth quarter of 2007 were $56.6 million compared to cash flows used in operating activities of $4.7 million for the same period in 2006. The increase in the fourth quarter of 2007 is a result of higher revenues following the acquisitions and gold price increases. This was partially offset by higher operating costs of $40.8 million, higher corporate and exploration expenses by $2.8 million and $1.7 million respectively, and a positive change in non-cash working capital of $19.2 million. Niobec revenues for the fourth quarter of 2007 were $30.1 million and $107.8 million for the year. The Niobec contribution to operating cash flow was $16.0 million in the fourth quarter of 2007 and $48.9 million for the year. Cash flow from operating activities for the complete year in 2007 were $117.1 million compared to $75.2 million in 2006.

IAMGOLD’s policy has been to hold gold bullion to increase shareholder value through the appreciation of gold.  During 2007, the Company’s gold bullion holdings increased by 6,250 ounces to 154,954 ounces.  The year over year appreciation of the value of these ounces price equated to approximately $0.12 per share.  The Company continues to maintain a strong balance sheet. Cash and cash equivalents, short-term deposits and gold bullion position totaled $242.5 million as at December 31, 2007 with gold bullion valued at market compared to $218.3 million at the end of 2006. For accounting purposes, gold bullion is valued at cost in the Company’s consolidated balance sheet.

Mining Costs and Production

The annual production of 965,000 ounces was in line with the August revised guidance of 970,000 ounces for the year but lower than the original guidance of 1,000,000 ounces.  The primary reasons for the slight shortfall were the heavier than normal rainfall levels in Mali and Ghana lowering recovery and total tonnage processed at the Sadiola mine, and fewer tonnes stacked and processed at Tarkwa, and equipment availability at the Mupane mine. This was partially offset by gains at the Rosebel, Yatela and Sleeping Giant mines.

In 2007, the gold mining industry experienced a challenging year facing cost pressures related to higher labour, fuel and maintenance costs. According to the GFMS’s 2007 Gold Survey (a precious metal consultant), worldwide average cash costs have increased 24% over the first nine months of 2007, and reached over $400 per ounce in the third quarter of 2007.

Consolidated gold production cash costs were $423 per ounce in 2007, compared to $321 per ounce in 2006. This was in line with our mid-year guidance for 2007 of $420 per ounce. The year over year increase was mainly due to higher costs associated with royalties, supplies, fuel and labour used in production. The increase in gold price was favorable in terms of higher revenues reported, but the gold price also increased royalty expenses by $13 per ounce which are included in mining costs.  The weakening of the US dollar compared to Canadian dollar also increased cash costs for Canadian based operations by approximately $7 per ounce.

Production and cash costs for the fourth quarter of 2007 were 253,000 ounces at $427 per ounce compared to 221,000 ounces and $367 per ounce for the fourth quarter in 2006.

Costs Reduction Initiatives

The Company has implemented numerous cost reduction initiatives throughout the organization, including the following:
•	Mill optimization and expansion programs at Rosebel
•	New copper flotation circuit at Doyon
•	Renegotiation of the mining contract and installation of a new mill motor and oxygen plant at Mupane
•	Installation of a gravity concentrator at Sadiola
•	Process improvements to increase metallurgical recovery at Niobec

Unit costs are a primary focus for the Company and other continuous improvement initiatives at all levels are also being implemented.

Recent Events

On October 9, 2007, an option agreement has been signed with Cadiscor Resources Inc. (“Cadiscor”), granting them the right to purchase the Sleeping Giant mine after the completion of mining and processing for total consideration of up to C$7.0 million.

On January 31, 2008, the Government of France announced that it would not grant the permits necessary to commence construction of the Camp Caiman project.  This was despite the fact that the Company had fulfilled all of the technical, environmental and legal requirements.  On March 13, 2008, IAMGOLD met the President of France. The President agreed to further dialogue regarding the Company’s interests in the region and to consider all reasonable alternatives for mining projects which the Company may propose in the future. All existing exploration permits remain in effect.  The Company continues to explore all development opportunities as well as available remedies .

On February 6, 2008, the Company announced an $18.4 million investment to expand the Rosebel mill. This expansion, in conjunction with the mill optimization investment announced in 2007, allows for an increase in the annual life of mine production from approximately 275,000 ounces per year to 300,000 - 305,000 ounces per year and a reduction in direct cash costs of approximately $35 per ounce over the life of mine. This is expected to increase the annual mill throughput from 8.0 million tonnes of ore to 8.9 million tonnes while adding sufficient operational flexibility to increase throughput by a further 15% to 25% should mine site and economic conditions support the use of the excess capacity. The mill expansion eliminates the need for stockpiles, and through the installation of extra leach tanks to increase residence time, will boost metallurgical recovery from 94% to 95%. Rosebel management are continuing with the review of a mine fleet expansion to effectively utilize the excess mill capacity. The investment planned in 2008 will improve production and lower cash costs in 2009.

In March 2008, the Company issued 928,962 flow-through shares to finance the Westwood project totaling C$8.5 million which will have to be spent in 2008.

In February 2008, a joint venture interest related to the Nyakafuru project in Tanzania was sold for $6.0 million. In addition, a royalty of $10 per ounce is payable for each additional gold resource ounce discovered above the current resource base, up to a maximum royalty payment of $3.75 million.

Outlook

IAMGOLD’s attributable share of gold production in 2008 from the actual operating mines is expected to be 920,000 ounces of gold at a cash cost between $455 and $470 per ounce, including royalties based on a forecast gold price of $700 per ounce, a $90 per barrel of oil and a Canadian/US dollar exchange rate of 1.05.

Changes in these assumptions may have a material impact on cash costs, financial position, and overall results of operations. The sensitivity to a $100 per ounce rise in the gold price would increase royalty expenses included in cash costs by approximately $10 per ounce. Fuel is a key cost driver as it is used in production during extraction and processing of ore, and, to generate electric power for some operations.  A $10 per barrel change in oil prices could cause a change in cash costs of approximately $6 per ounce.  The Company operates three gold mines in Canada and therefore a change in the Canadian/US exchange rate by 10% would have an impact on cash costs of approximately $8 per ounce.

In the Company’s niobium mine, demand for ferroniobium, a strengthening element used in the manufacturing of specialty steel alloys, continues to increase, supported by growth in China, high demand for pipeline steels, and favourable economic conditions. Demand is expected to remain strong for at least the next two years. Ferroniobium prices have increased to record levels during 2007 and continue to rise.

The Company will continue to focus on increasing reserves and production organically and through acquisitions, as well as focusing on containing and reducing cash costs at existing operations.

Acquisitions opportunities will focus on economic returns, including the ability to decrease the Company’s long-term cost structure.  The investment criteria will be to increase production by at least 75,000 to 100,000 ounces per annum, have demonstrated exploration potential, and a geographic fit with the Company’s existing profile.

A conference call to review the Corporation’s fourth quarter results will take place on Friday, March 28, 2008 at 11:00 a.m. EST. Local call-in number: 416-644-3414 and N.A. toll-free: 1-800-733-7571. This conference call will also be audiocast on our website (www.iamgold.com).

A replay of this conference call will be available from 1:00 p.m. March 28 to April 4, 2008 by dialing local: 416-640-1917, passcode: 2126086# and N.A. toll-free: 1-877-289-8525, passcode: 2126086#. A replay will also be available on IAMGOLD’s website.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "mineral resources" , that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Report on Form 40-F. A copy of the 2006 Form 40-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.

Forward Looking Statement

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of IAMGOLD, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from IAMGOLD's expectations are disclosed under the heading "Risk Factors" and elsewhere in IAMGOLD documents filed from time-to-time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

To view the Management's Discussion and Analysis, please click the following link:
http://media3.marketwire.com/docs/imgmda0328.pdf

To view the Financial Statements, please click the following link:
http://media3.marketwire.com/docs/imgafs0328.pdf

For further information please contact:

IAMGOLD Corporation:
Lisa Doddridge
Director, Investor Relations
Tel: (416) 360-4710 Toll-free: 1 888 IMG-9999

Renmark Financial Communications Inc.
John Boidman: jboidman@renmarkfinancial.com
Henri Perron: hperron@renmarkfinancial.com
T: (514) 939-3989
F: (514) 939-3717
www.renmarkfinancial.com

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/fr/accueil.html.

Supplemental Information to the Management’s Discussion and Analysis

Non-GAAP Performance Measures

Adjusted Net Earnings

Adjusted net earnings and adjusted net earnings per share are non-GAAP financial measures and represents net earnings (loss) before impairment charges. Management believes that these measures better reflect the Company’s performance for the current period and are a better indication of its expected performance in future periods. Adjusted net earnings and adjusted net earnings per share are intended to provide additional information, but do not have any standardized meaning prescribed by GAAP and should not be considered in isolation or a substitute for measures of performance prepared in accordance with GAAP. These measures are not necessarily indicative of net earnings (loss) or cash flows as determined under GAAP. The following table provides a reconciliation of adjusted net earnings to net earnings (loss) as per the consolidated statement of earnings.

	Three Months Ended		Year Ended
	December 31,		December 31,
	2007	2006	2007	2006
	$	$	$	$
Adjusted net earnings	14,401	10,749	57,568	74,063
Impairment charge-Mupane	-	-	(93,725)	-
Impairment charge-Doyon development costs	(5,903)	-	(5,903)	-
Impairment charge-Other	-	(1,382)	-	(1,582)
Net earnings (loss)	8,498	9,367	(42,060)	72,481

Cash Costs

The Company’s MD&A often refers to cash costs per ounce, a non-GAAP performance measure in order to provide investors with information about the measure used by management to monitor performance. This information is used to assess how well the producing gold mines are performing compared to plan and prior period, and also to assess the overall effectiveness and efficiency of gold mining operations. “Cash cost” figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is still an accepted standard of reporting cash costs of gold production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, but are exclusive of amortization, reclamation, capital, development and exploration costs. These costs are then divided by ounces of gold produced to arrive at the total cash costs per ounce. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations.

These gold cash costs differ from measures determined in accordance with GAAP. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. These measures are not necessarily indicative of net earnings or cash flow from operations as determined under GAAP.

The following table provides a reconciliation of total cash costs per ounce produced for gold mines to the mining costs, excluding depreciation, depletion and amortization as per the consolidated statement of earnings.

			Operating Gold Mines					Others
		Doyon	Sleeping
	Rosebel	Division	Giant	Mupane	Sadiola	Yatela	Total	(1)	Total(2)
Fourth quarter ended December 31, 2007
Mining costs, excluding depreciation, depletion
and amortization	31,805	16,304	7,120	10,274	17,544	8,052	91,099	23,080	114,179
Adjust for:
By-product credit	(26)	(887)	(189)	(6)	(34)	(14)	(1,156)
Stock movement	818	3,463	277	978	14	-	5,550
Accretion expense	(1,096)	(496)	252	498	(143)	(363)	(1,348)
Foreign exchange, interest and other	1,468	(203)	121	(1,050)	(1,044)	(2,653)	(3,361)
Cost attributed to non-controlling interest	(1,648)	-	-	-	-	-	(1,648)
	(484)	1,877	461	420	(1,207)	(3,030)	(1,963)
Cash costs - operating mines	31,321	18,181	7,581	10,694	16,337	5,022	89,136
Cash costs - working interests (3)							18,786
Total cash costs including working interests							107,922
Attributable gold production - operating mines (000 oz)	77	34	18	23	40	22	214
Attributable gold production - working interests (000 oz) (3)							39
Total attributable gold production (000 oz)							253
Total cash costs ($/oz)	403	529	418	482	406	231	427

			Operating Gold Mines					Others
		Doyon	Sleeping
	Rosebel	Division	Giant	Mupane	Sadiola	Yatela	Total	(1)	Total(2)
Fourth quarter ended December 31, 2006
Mining costs, excluding depreciation, depletion
and amortization	20,290	10,787	3,528	11,390	12,041	7,078	65,114	8,236	73,350
Adjust for:
By-product credit	(51)	(162)	(95)	-	-	-	(308)
Stock movement	(3,084)	80	(110)	1,333	410	304	(1,067)
Accretion expense	(22)	(214)	(24)	-	535	184	459
Foreign exchange, interest and other	(530)	(90)	(47)	23	1,565	429	1,350
Cost attributed to non-controlling interest	(830)	-	-	-	-	-	(830)
	(4,517)	(386)	(276)	1,356	2,510	917	(396)
Cash costs - operating mines	15,773	10,401	3,252	12,746	14,551	7,995	64,718
Cash costs - working interests (3)							15,983
Total cash costs including working interests							80,701
Attributable gold production - operating mines (000 oz)	38	23	8	24	50	34	177
Attributable gold production - working interests (000 oz) (3)							44
Total attributable gold production (000 oz)							221
Total cash costs ($/oz)	415	444	433	538	293	234	367

			Operating Gold Mines					Others
		Doyon	Sleeping
	Rosebel	Division	Giant	Mupane	Sadiola	Yatela	Total	(1)	Total(2)
Year ended December 31, 2007
Mining costs, excluding depreciation, depletion
and amortization	124,762	67,761	24,650	49,554	59,279	29,787	355,793	70,694	426,487
Adjust for:
By-product credit	(149)	(2,504)	(794)	(225)	(99)	(67)	(3,838)
Stock movement	1,757	6,104	857	(1,199)	(1,382)	(304)	5,833
Accretion expense	(1,208)	(1,645)	(950)	(506)	(272)	(261)	(4,842)
Foreign exchange, interest and other	(446)	(437)	135	(686)	(1,195)	(3,004)	(5,633)
Cost attributed to non-controlling interest	(6,236)	-	-	-	-	-	(6,236)
	(6,282)	1,518	(752)	(2,616)	(2,948)	(3,636)	(14,716)
Cash costs - operating mines	118,480	69,279	23,898	46,938	56,331	26,151	341,077
Cash costs - working interests (3)							67,155
Total cash costs including working interests							408,232
Attributable gold production - operating mines (000 oz)	263	131	67	86	140	120	807
Attributable gold production - working interests (000 oz) (3)							158
Total attributable gold production (000 oz)							965
Total cash costs ($/oz)	452	528	358	548	401	217	423

			Operating Gold Mines					Others
		Doyon	Sleeping
	Rosebel	Division	Giant	Mupane	Sadiola	Yatela	Total	(1)	Total(2)
Year ended December 31, 2006
Mining costs, excluding depreciation, depletion
and amortization	20,290	10,787	3,528	30,998	49,925	29,560	145,088	8,237	153,325
Adjust for:
By-product credit	(51)	(162)	(95)	-	-	-	(308)
Stock movement	(3,084)	80	(110)	419	467	(226)	(2,454)
Accretion expense	(22)	(214)	(24)	-	608	742	1,090
Foreign exchange, interest and other	(530)	(90)	(47)	(184)	709	1,448	1,306
Cost attributed to non-controlling interest	(830)	-	-	-	-	-	(830)
	(4,517)	(386)	(276)	235	1,784	1,964	(1,196)
Cash costs - operating mines	15,773	10,401	3,252	31,233	51,709	31,524	143,892
Cash costs - working interests (3)							62,042
Total cash costs including working interests							205,934
Attributable gold production - operating mines (000 oz)	38	23	8	65	190	141	465
Attributable gold production - working interests (000 oz) (3)							177
Total attributable gold production (000 oz)							642
Total cash costs ($/oz)	415	444	433	483	273	224	321

(1)	Non-gold, Exploration and development, and Corporate segments.
(2)	As per consolidated statement of earnings
(3)	Related to working interests: Tarkwa and Damang mines.

CONSOLIDATED BALANCE SHEETS
(Unaudited)
(United States Dollars in 000s)
	December 31, 2007	December 31, 2006
	$	$
ASSETS
Current Assets:
Cash and cash equivalents	113,265	124,325
Short-term deposits	-	39
Gold bullion (market value $129,193; 2006 $93,981)	53,982	49,012
Receivables and other current assets	77,221	65,942
Inventories	89,230	61,325
Current assets held for sale	-	17,924
	333,698	318,567
Other long-term assets	88,416	83,844
Working interests	112,478	87,086
Royalty interests	34,835	39,786
Mining assets	1,023,961	1,050,664
Exploration and development	225,473	200,588
Goodwill	361,648	464,975
Other intangible assets	15,103	-
Long-term assets held for sale	-	33,166
	1,861,914	1,960,109
	2,195,612	2,278,676
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	127,672	119,741
Dividends payable	17,625	17,570
Current portion of long-term liabilities	32,430	69,960
Current liabilities relating to assets held for sale	-	9,240
	177,727	216,511
Long-term liabilities:
Long-term debt	5,696	9,625
Future income and mining tax liability	157,956	185,015
Asset retirement obligations	77,506	39,933
Accrued benefit liability	6,360	6,321
Long-term portion of forward sales liability	10,472	28,346
Long-term liabilities relating to assets held for sale	-	15,862
	257,990	285,102
Non-controlling interest	8,579	3,712
Shareholders' equity:
Common shares	1,633,119	1,625,994
Stock-based compensation	20,034	19,153
Warrants	24,391	24,403
Share purchase loans	-	(295)
Retained earnings	49,553	108,932
Accumulated other comprehensive income (loss)	24,219	(4,836)
	1,751,316	1,773,351
	2,195,612	2,278,676

CONSOLIDATED STATEMENTS OF EARNINGS
(Unaudited)
(United States Dollars in 000s, except per share data)
	Three Months Ended		Year Ended
	December 31,		December 31,
	2007	2006	2007	2006
	$	$	$	$
Revenues	194,246	121,250	678,131	303,345
Expenses:
Mining costs, excluding depreciation, depletion and amortization	114,179	73,350	426,487	153,325
Depreciation, depletion and amortization	38,063	19,229	117,581	50,084
	152,242	92,579	544,068	203,409
	42,004	28,671	134,063	99,936
Earnings from working interests	7,872	6,303	25,392	28,874
	49,876	34,974	159,455	128,810
Other expenses (income):
Corporate administration	9,825	7,050	33,513	18,119
Exploration	9,740	8,036	28,446	15,213
Impairment charges	5,903	1,382	99,628	1,582
Interest expense	153	727	1,309	727
Foreign exchange	700	(216)	1,911	(55)
Non-hedge derivative loss (gain)	202	76	(549)	76
Investment income	(2,334)	(914)	(5,884	(4,219)
Non-controlling interest	1,004	210	1,764	210
	25,193	16,351	160,138	31,653
Earnings (loss) before income and mining taxes	24,683	18,623	(683)	97,157
Income and mining taxes:
Current taxes	2,199	5,990	26,958	22,504
Future taxes	13,986	3,359	14,419	2,265
	16,185	9,349	41,377	24,769
Net earnings (loss) from continuing operations	8,498	9,274	(42,060)	72,388
Net earnings from discontinued operations, net of tax	-	93	-	93
Net earnings (loss)	8,498	9,367	(42,060)	72,481
Weighted average number of common shares
outstanding (000's)
Basic	293,715	241,729	293,284	186,485
Diluted	294,581	243,525	293,284	187,655
Basic and diluted net earnings (loss) from continuing operations per share	0.03	0.04	(0.14)	0.39
Basic and diluted net earnings (loss) per share	0.03	0.04	(0.14)	0.39

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Unaudited)
(United States Dollars in 000s)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2007	2006	2007	2006
	$	$	$	$
Net earnings (loss)	8,498	9,367	(42,060)	72,481
Other comprehensive income (loss), net of tax:
Cumulative translation adjustment
Unrealized gain on translating financial statements
of net investment in self-sustaining foreign operations	3,020	(4,836)	29,883	(4,836)
Change in unrealized gains (losses) on
available-for-sale financial assets
Unrealized gains (losses) on available-for-sale financial
assets	595	-	(3,544)	-
Reclassification adjustment for gains and losses
included in net earnings/loss	5	-	1,444	-
	600	-	(2,100)	-
Total other comprehensive income, net of tax	3,620	(4,836)	27,783	(4,836)
Comprehensive income (loss)	12,118	4,531	(14,277)	67,645

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(Unaudited)
(United States Dollars in 000s)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2007	2006	2007	2006
	$	$	$	$
Retained earnings, beginning of period	58,480	117,135	108,932	54,021
Change in accounting policies, related to financial
instruments	200	-	306	-
Restated balance, beginning of period	58,680	117,135	109,238	54,021
Net earnings (loss)	8,498	9,367	(42,060)	72,481
Dividends	(17,625)	(17,570)	(17,625)	(17,570)
Retained earnings, end of period	49,553	108,932	49,553	108,932

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(United States Dollars in 000s)
	Three Months Ended		Year Ended
	December 31,		December 31,
	2007	2006	2007	2006
	$	$	$	$
Operating activities:
Net earnings (loss) from continuing operations	8,498	9,274	(42,060)	72,388
Disbursement in defined benefit plans	(197)	(7,168)	(2,285)	(7,168)
Items not affecting cash:
Impairment charges	5,903	1,582	99,628	1,582
Earnings from working interests, net of dividends	(7,872)	(6,304)	(25,392)	(19,424)
Depreciation, depletion and amortization	35,885	19,085	117,581	50,084
Amortization of forward sales liability	(6,004)	(3,871)	(34,935)	(11,322)
Future income and mining taxes	13,986	3,359	14,419	2,265
Stock-based compensation	295	778	2,855	3,016
Non-hedge derivative losses (gains)	203	76	(549)	76
Gain on sales of assets	(637)	68	(1,527)	(1,284)
Unrealized foreign exchange losses (gains)	1,913	(1,275)	2,735	(622)
Accretion expenses - asset retirement obligations, net of
disbursements	5,059	195	8,002	609
Future benefit expense	127	-	340	-
Non-controlling interest	1,004	210	1,764	210
Change in non-cash working capital	(1,537)	20,749	(23,447)	(15,119)
	56,627	(4,740)	117,129	75,211
Investing activities:
Short-term deposits	(16,183)	11,870	39	4,897
Mining assets	(35,705)	(11,138)	(96,959)	(15,012)
Exploration and development	(4,899)	(4,364)	(23,179)	(10,802)
Long-term ore stockpiles	(9,586)	4,743	(9,586)	(11,219)
Other assets	(4,303)	(758)	(653)	(2,829)
Note receivable	-	-	-	4,475
Distributions received from working interests	-	6,276	-	25,100
Gold bullion royalties and gold receivable	-	3,875	-	3,718
Proceeds from sale of assets	1,047	999	15,251	14,849
Transaction costs and settlement of options, net of cash
acquired from GGL and Cambior	(173)	2,366	(173)	(877)
	(69,202)	13,869	(115,260)	12,300
Financing activities:
Proceeds from loan	-	9,031	7,500	9,031
Repayment of long-term debt	(3,644)	(3,520)	(36,694)	(26,350)
Issue of common shares, net of issue costs	596	1,939	5,089	11,524
Share purchase loan	295	-	295	-
Dividends paid	-	-	(17,570)	(8,870)
Repurchase of call options	-	-	-	(3,363)
	(2,753)	7,450	(41,380)	(18,028)
Net increase (decrease) in cash and cash equivalents from
continuing operations	(15,328)	16,579	(39,511)	69,483
Increase (decrease) in cash and cash equivalents from
discontinued operations	-	-	28,451	(1,579)
Net increase (decrease) in cash and cash equivalents	(15,328)	16,579	(11,060)	67,904
Cash and cash equivalents, beginning of period	128,593	107,746	124,325	56,421
Cash and cash equivalents, end of period	113,265	124,325	113,265	124,325
Supplemental cash flow information:
Interest paid	169	(2,005)	1,400	665
Income and mining taxes paid	20,428	20,121	43,992	25,240